

SEC   21004669

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-40417

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 7/1/2020   AND ENDING 6/30/2021

         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **The Champion Group, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4416 Lockhill Selma Rd.

(No. and Street)

Shavona Park   **Texas**   **78249**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. David Gartley   210-490-1482

                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company

(Name – if individual, state last, first, middle name)

1785 W. 2320 S.   **Salt Lake City**   **Utah**   **84119**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, C. David Gartley _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

The Champion Group, Inc. _____, as

of June 30 _____, 20 21 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____ _____

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE CHAMPION GROUP, INC.

Report of Independent Registered Public Accounting Firm, Financial Statements and
Supplementary Information Required by SEC Rule 17a-5

June 30, 2021

THE CHAMPION GROUP, INC.

Financial Statements
June 30, 2021

TABLE OF CONTENTS



Haynie & Company

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

 801-972-4800

 801-972-8941

 www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of The Champion Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Champion Group, Inc. as of June 30, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Champion Group, Inc. as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Champion Group, Inc.'s management. Our responsibility is to express an opinion on The Champion Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Champion Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements and the Disclosure of Information Related to the Possession of Control Requirements Under Rule 15c3-1, and Reconciliation of Net Capital Under Rule 15c3-1 (supplemental information) have been subjected to audit procedures performed in conjunction with the audit of The Champion Group, Inc.'s financial statements. The supplemental information is the responsibility of The Champion Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Salt Lake City, Utah
August 27, 2021

We have served as The Champion Group, Inc.'s auditor since 2018.



PrimeGlobal

*An Association of
Independent Accounting Firms*



An independently owned member
RSM US Alliance | **RSM**

THE CHAMPION GROUP, INC.

Statement of Financial Condition
For the Year Ended June 30, 2021

ASSETS

Current Assets:		
Cash	$	176,741
Employee Advances		8,794
Prepaid Expenses		13,756
Investment, at Fair Value (cost: $8,100)		52,740
Total Current Assets		252,031
Fixed Assets:		
Office Equipment		4,891
Furniture & Fixtures		9,167
Total Fixed Assets		14,058
Accumulated Depreciation		(12,022)
		2,036
Other Assets:		
Deferred Tax Asset		55,071
TOTAL ASSETS	$	309,138

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts Payable - Trade	$	2,306
Notes Payable		138,500
Accrued Liabilities		17,626
Total Current Liabilities		158,432
Total Liabilities		158,432
Stockholders' Equity:		
Common Stock, $0.01 Par Value, 1,000,000 Shares Authorized, 350,000 Issued and Outstanding		3,500
Additional Paid-In Capital		198,500
Accumulated Deficit		(51,294)
Total Stockholders' Equity		150,706
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	309,138

THE CHAMPION GROUP, INC.

Statement of Income
As of June 30, 2021

Revenues		
Commission Income	$	1,218,358
Interest Income		606
		1,218,964
Expenses		
Advertising		3,217
Business Promotion		594
Commissions		932,179
Contract Labor		26,307
Depreciation		1,027
Donations		3,203
Other Taxes		1,267
Insurance - Medical		34,470
Insurance - Liability		3,298
Interest Expense		58
Licenses and Examination Fees		28,487
Office		23,968
Payroll Taxes		75,202
Postage and Shipping		647
Professional Fees		40,444
Salaries		140,844
Training and Education		3,465
Travel and Entertainment		5,218
		1,323,895
Loss Before Other Income and Provision for Income Taxes		(104,931)
Other Income		
PPP Loan Forgiveness		(138,500)
Unrealized Gain on Investment		(16,899)
		(155,399)
Income Tax Benefit		(31,900)
Net Income	$	82,368

THE CHAMPION GROUP, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2021

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - July 1, 2020	$ 3,500	$ 198,500	$ (133,662)	$ 68,338
Net Income	-	-	82,368	82,368
Capital Contributions	-	-	-	-
Balance - June 30, 2021	$ 3,500	$ 198,500	$ (51,294)	$ 150,706

THE CHAMPION GROUP, INC.

Statement of Cash Flows
For the Year Ended June 30, 2021

Cash Flows from Operating Activities		
Net Income	$	82,368
Adjustments to Reconcile Net Loss to Cash Used		
in Operating Activities		
Depreciation		1,027
Forgiveness of PPP Loan		(138,500)
Unrealized Gain on Investment		(16,899)
(Increase) Decrease in:		
Accounts Receivable - Commission		263
Accounts Receivable - Employees		(8,794)
Prepaid Expenses		3,597
Deferred Tax Asset		(31,900)
Increase (Decrease) in:		
Accounts Payable		(485)
Accrued Liablities		12,653
Net Cash Used In Operating Activities		(96,670)
Cash Flows from Financing Activities		
Proceeds from Short-Term Loan		138,500
Net Cash Provided by Financing Activities		138,500
Net Increase in Cash		41,830
Cash Balance - June 30, 2020		134,911
Cash Balance - June 30, 2021	$	176,741
Supplemental Disclosure		
Cash Paid for Interest	$	58
Cash Paid for Income Taxes	$	-

THE CHAMPION GROUP, INC.

Notes to the Financial Statements
June 30, 2021

Note A – General Information

Nature of Operations

The Champion Group, Inc. (the Company) was incorporated under the laws of the State of Delaware on October 7, 1988. The company is engaged in the broker/dealership of direct participation programs and general securities. The Company is also registered to sell mutual funds on a commission basis. The Company does not hold customer securities or have customer accounts.

Note B – Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Company. These accounting policies conform to U.S. generally accepted accounting principles (GAAP) and were utilized in preparing the accompanying financial statements.

Use of Estimates

The process of preparing financial statements in conformity with GAAP requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Accordingly, upon settlement, actual results may differ from estimated amounts.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for the year ended June 30, 2021 was $1,027.

Commission Income

The Company records fees as they are earned based on the services provided or the closing of certain events.

Commissions Receivable/Payable

Commissions receivable are related to commissions earned by the Company that have not been received. The broker accrues commissions payable associated with commissions receivable. As of June 30, 2021, the Company had no commissions receivable or commissions payable.

THE CHAMPION GROUP, INC.

Notes to the Financial Statements
June 30, 2021

Note B – Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for fiscal years before June 30, 2018.

The Company determined that they are not required to record a liability related to uncertain tax positions as of June 30, 2021.

Advertising Costs

Advertising costs are expensed as incurred and were $3,217 during the year ending June 30, 2021.

Investments

Investments represent equity securities in one publicly traded domestic company. The investment is held as available for sale by the Company and is recorded at fair value at June 30, 2021. The investment is a level 1 investment, as it has readily determinable fair market value through the public stock exchange. Realized gains and losses and unrealized holding gains and losses are determined using the first-in, first-out (FIFO) method and are included in earnings. The Company has not recorded any impairments on the investment.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash represents cash on hand, cash in clearing deposit accounts, and cash in bank depository accounts.

Note C – Related Party Transactions

The Company operates under an arrangement with Venture Exploration Corp. d/b/a Combined Resources Group ("Combined") to provide marketing services for oil and gas ventures that Combined has developed. The Company and Combined are owned by the same individuals. As part of the arrangement with Combined, the Company is provided with office facilities, phone/internet services, copier services, and postage at no charge. During the year ended June 30, 2021, the Company received commissions totaling $1,216,429 from the sale of joint venture interests issued by Combined.

THE CHAMPION GROUP, INC.

Notes to the Financial Statements
June 30, 2021

Note C – Related Party Transactions (Continued)

At times throughout the year, short-term loans are made to employees. The ending Accounts Receivable-Employees balance as of June 30, 2021 was $8,794.

Note D – Federal Income Taxes

The Company's effective tax rate differs from the expected federal income tax rate as follows:

Tax Expense (Benefit) at Statutory Rate	$	(10,598)
Permanent Differences		(28,599)
Change in Deferred Tax Asset		9,988
Temporary Differences		(2,691)
Net Current Tax Expense (Benefit)	$	(31,900)

The components of the deferred tax asset (liability) are as follows:

Temporary Differences - Depreciation	$	(270)
Temporary Differences - Charitable Contributions		2,774
Temporary Differences - NOL Carryforward		52,567
	$	55,071

Minimum future carryovers available are as follows:

Charitable Contributions -		
June 30, 2021	$	14,898
June 30, 2022		13,743
June 30, 2023		9,393
June 30, 2024		5,893
Thereafter		3,203
NOL Carryforward -		
June 30, 2021 and thereafter	$	267,069

Note E – Major Customers

A substantial portion of the investments sold by the Company are developed by Combined (see Note C). During 2021, commissions from the sale of joint venture interests that Combined issued aggregated $1,216,429, or 99.8% of total commission income.

THE CHAMPION GROUP, INC.

Notes to the Financial Statements
June 30, 2021

Note F – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. As of June 30, 2021, the Company had net capital of $201,638, which was $196,638 in excess of its required net capital of $5,000. The Company's net capital ratio was .0988 to 1 (see Schedule I).

Note G– Notes Payable

The Company obtained a Paycheck Protection Program loan from the Small Business Administration in 2020. The note was fully forgiven in 2021.

The Company obtained a second Paycheck Protection Program loan from the Small Business Administration in 2021. The Company plans to have the full note forgiven: however, if it is not, the interest rate is 1% and the note will mature in January 2026. The first payment is deferred by twenty-four months. There is no personal guarantee or collateral on the note.

Note H– Subordinated Borrowings

There are no subordinated borrowings that are used in computing net capital under the SEC's uniform net capital rule.

Note I – Reserve Requirements and information relating to the possession or control requirements for broker-dealers

A computation for determination of reserve requirements and information relating to the possession or control of securities as specified by Rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the company operates pursuant to the exemptive provisions of SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. During the reporting period, the Company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) or Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts as defined in Rule 15c3-3.

Note J– Retirement Plan

The Company established a 401(k) retirement plan in July 2000. Eligible employees of the Company may participate in the plan and make voluntary contributions pursuant to a salary reduction agreement. Employees who have completed one year of service with a minimum of 1,000 hours of service worked are eligible. Company contributions to the plan are discretionary. The Company made no contributions to the plan for the year ended June 30, 2021.

THE CHAMPION GROUP, INC.

Notes to the Financial Statements
June 30, 2021

Note K – Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606".) This requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company acts as a placement agent. Revenue from placement agent fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction.)

Note L – Subsequent Events

The Company has evaluated subsequent events through August 27, 2021, the date which the financial statements were available to be issued. No such events have occurred subsequent to the balance sheet date and through the date of the Company's evaluation that would require adjustment to, or disclosure in, the financial statements.

THE CHAMPION GROUP, INC.

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2021

Net Capital and Computation of Basic Net Capital Requirements

Total Stockholder's Equity	$	150,706
Plus: Allowable Liability		138,500
Less: Nonallowable Assets		(48,615)
Net Capital before Haircuts on Securities		240,591
Haircuts on Securities		(7,911)
Net Capital		232,680
Less: Net Assets not Allowable for Net Capital (Greater of 6-2/3% of Aggregate Indebtedness or $5,000)		5,000
Excess Net Capital	$	227,680

Aggregate Indebtness

Items Included in the Statement of Financial Condition:

Accounts Payable	$	19,932
Commission Payable		-
Tax Liabilities		-
Total Aggregate Indebtedness	$	19,932
Ratio: Aggregate Indebtedness to Net Capital		.0988 to 1

THE CHAMPION GROUP, INC.

Schedule II – Other Reporting Requirements
June 30, 2021

Computation for Determination of Reserve Requirements and the Disclosure of Information Related to the Possession or Control Requirements Under Rule 15c3-3.

The computation for determination of reserve requirements and the information related to the possession or control requirements under Rule 15c3-3 are not applicable. The Company primarily deals in direct participation programs, mutual funds, and general securities. The Company does not hold customer securities or have customer accounts and qualifies for exemption under SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

Reconciliation of the Computation of Net Capital Under Rule 15c3-1.

Net Capital, as Reported in Part II (Unaudited) Amended FOCUS Report	$ 232,680
Difference - Year-end Audit Adjustments	-
Net Capital per Schedule I	$ 232,680

The reconciliation of the computation of net capital did not differ from the net capital calculated in Schedule I.



Haynie & Company

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

 801-972-4800

 801-972-8941

 www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of The Champion Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which The Champion Group, Inc. stated they are a non-covered firm and will not claim an exemption from 17 C.F.R. §240.15c3-3, in reliance on Footnote 74 of the Securities and Exchange Commission's Release #34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. During the reporting period, The Champion Group, Inc. has represented that it did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). The Champion Group, Inc. stated that The Champion Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Champion Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Champion Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the Securities and Exchange Commission Release #34-70073 of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company

Salt Lake City, Utah
August 27, 2021







June 30, 2021

To whom it may concern:

The Champion Group, Inc. (the Company) will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. During the reporting period, the Company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts as defined in Rule 15c3-3. The Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements

The computation for determination of reserve requirements and the information related to the possession or control requirements under Rule 15c-3-3 are not applicable. The Company business activities include broker or dealer selling gas or oil interests, broker or dealer selling tax shelters or limited partnerships in primary distributions and private placements of securities.

If you require additional information or wish to discuss this matter further, please do not hesitate to contact our office.

Sincerely,

C. David Gartley
The Champion Group, Inc.

4416 Lockhill Selma Rd. Shavano Park, Texas 78249
www.championgroup.com · (210) 490-1482 · 1-800-749-2799 · Fax (210) 494-1099



Haynie & Company

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

 801-972-4800

 801-972-8941

 www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of
The Champion Group, Inc.
Shavano Park, Texas

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by The Champion Group, Inc. and the SIPC, solely to assist you and SIPC in evaluating The Champion Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2021. The Champion Group, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on The Champion Group, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of The Champion Group, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of The Champion Group, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
August 27, 2021



An Association of
Independent Accounting Firms



An independently owned member
RSM US Alliance

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **6/30/2021**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

40417   FINRA   JUN
THE CHAMPION GROUP INC
4416 LOCKHILL SELMA RD
SHAVANO PARK TX 78249-2078

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

C David Gartley 2104901482

2. A. General Assessment (item 2e from page 2) $ _1828_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_835_)
   _1/28/21_
   Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _993_

   G. PAYMENT: √ the box
   Check mailed to P.O. Box ❑   Funds Wired ❑   ACH ❑ $ _993_
   Total (must be same as F above)

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Champion Group Inc
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _____ day of _____ , 20 ____ .   *President*
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **7/1/2020**
and ending **6/30/2021**

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1 235863

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   1 235863

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.   16899

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
        (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 58

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)   58

        Total deductions   16957

2d. SIPC Net Operating Revenues $ 1 218906

2e. General Assessment @ .0015 $ 1828

(to page 1, line 2.A.)